

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

<u>Via U.S. Mail and Facsimile</u>

Eric W. Nodiff
Senior Vice President, General Counsel and Secretary
Cantel Medical Corp.
150 Close Road
Little Falls, NJ 07424

> **Re: Cantel Medical Corp.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 14, 2009**
> **File No. 001-31337**

Dear Mr. Nodiff:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief